WOODSIDE

04030940

8 June 2004

BEST AVAILABLE COPY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Presentations to UK Investors and SEAAOC, lodged with the Australian Stock Exchange on 8 June 2004;
- UK Investor Briefings, London 2004 (Don Voelte), lodged with the Australian Stock Exchange on 8 June 2004;
- Woodside: Building a Long-term and Competitive Gas Business (David Maxwell), lodged with the Australian Stock Exchange on 8 June 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

dlw 6/23

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

1954 2004
Commitment to Growth

WOODSIDE

TUESDAY, 8 JUNE 2004
1:00PM (WST)

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

PRESENTATIONS TO UK INVESTORS AND SEAAOC

A copy of the following presentations will be lodged with the Australian Stock Exchange subsequent to this release and are available on Woodside's website (www.woodside.com.au) via the 'Investor Relations' page under 'Presentations'.

- UK Investor Briefings, London 2004 – presented by Woodside's CEO, Don Voelte
  (refer to Woodside's ASX Announcement dated 4 June 2004)

- Woodside: Building a Long-term and Competitive Gas Business – presented by Woodside's Director Gas & Commercial, David Maxwell
  (refer to Woodside's ASX Announcement dated 7 June 2004)

WOODSIDE

1954 50 2004

Commitment to Growth

Woodside Petroleum Ltd.

UK Investor Briefings
London 2004

"Commitment to Growth"

Don Voelte (CEO)

7 - 11 June 2004

82-2280

Disclaimer and Important Notice

This presentation contains forward looking statements that are subject to risk factors associated with oil and gas businesses. It is believed that the expectations reflected in these statements are reasonable but they may be affected by a variety of variables and changes in underlying assumptions which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

All references to dollars, cents or $ in this presentation are to Australian currency, unless otherwise stated.

Profile






L N G

- Australia's largest listed E&P company by market cap
- ~ A$11 billion market capitalisation (in ASX Top 20, code WPL)
- Operator of North West Shelf Venture, Australia's largest resource project
- Key focus areas: Australia, Africa, USA
- 2003 operated production ~215MMboe (WPL share ~59MMbo
- Strong cashflow generation underpinned by long-term contracts

WOODSIDE

Capacity to Deliver – 10yr performance

- Strong balance sheet
- Proven track record of growth

Annualised growth rates in percent p.a.	1993 - 2003
Production	10%
Earnings per share	20%
Dividends per share	19%
Return on average capital employed	11%
Cash flow from operations	17%
Share price	14%
10yr Total Shareholder Return	18%[1]

1: TSR = percentage increase in share price growth over 10 years assuming dividends are fully reinvested in the com

WOODSIDE

Sourc

10 year Total Shareholder Return to 2003

- Woodside sits in the upper quartile of it's peer group



Source Data: Bloomberg
%
20
15
10
5
0
PetroCanada
Woodside
Murphy
Apache
Santos
BG Group
Marathon
Talisman
Anadarko
Unocal

TSR: Percentage increase in share price growth over 10 years, assuming dividends are fully reinvested in the company

Woodside's selected peer group does not include CNOOC and Pioneer as there is no 10 year history for those companies

WOODSIDE

Woodside's Strategic Objectives

- Deliver top quartile total shareholder return
- Pay dividends and grow as an E&P focussed company
- Continue building an Australian business
- With focussed international growth



Africa
Australia &
Asia
USA
Exploration Acreage
Developments : Existing & Planned
Major Markets : Existing

WOODSIDE

Three horizons to growth



Horizon 3
Creating new business
▪ Accessing new reserves through a balance of exploration and business development
Horizon 2
Driving discoveries to value
▪ Front-end loading – "Getting it Right"
▪ Capital Stewardship – "On Time, On Budget"
Horizon 1
Building our existing business
▪ Producing more
▪ Lowering costs
▪ Building hubs
Production
Time

WOODSIDE

Previous Production Projection (18 Feb 2004)



MMBoe
140
120
100
80
60
40
20
0
2003
2004
2005
2006
2007
2008
2009
2010
NWSV T1-4
Legendre
Otway
Chinguetti
Blacktip
NWSV Oil
Ohanet
Sunrise FLNG
Egret
Exploration
Train 5
Enfield

WOODSIDE

Updated Production Projection

Enfield reduced from 100% to 60%. Chinguetti allows for possible Gov't back-in



MMBoe
140
120
100
80
60
40
20
0
2003
2004
2005
2006
2007
2008
2009
2010
NWSV T1-4
Legendre
Otway
Egret
Sunrise
NWSV Oil
Ohanet
Enfield Area
Blacktip
Exploration
Laminaria
Mutineer Exeter
Chinguetti
Train 5
Prior Market Disclosed

WOODSIDE

Funding – Comparison to Feb 2004 chart


A$Bn
6
5
4
3
2
1
-
60%
50%
40%
30%
20%
10%
0%
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Projected Funds Available (A$Bn@55% gearing)
Projected Funds Available Feb-04
Gearing (%)
Gearing Feb-04

* Note: Strong cashflow can support project development while not exceeding gearing of 55%. Green bars show cumulative funding in each year after financing existing business, ongoing exploration and defined projects (NWS Train 5, Sunrise, Otway, Enfield Area, Chinguetti, Egret, Mutineer Exeter and Blacktip). Projection does not include development scenarios for pending projects or New Ventures. Projection includes 40% divestment of Enfield Project. Due to uncertainty, funding projection does not include credit for the possible back-in to Chinguetti by Mauritanian Government. Projection is based on following oil price assumptions: 2004 US$35.56, 2005 US$31.00, 2006 US$29.00, 2007 US$28.00, and 2008 onwards US$22.00. A$/US$ Exchange rate: 2004 $0.75, 2005 $0.72, 2006 $0.70, 2007 $0.685, and 2008 onwards $0.64.
* Assumes dividend payout consistent with past practice.
* Calculations reflect "Successful Efforts" exploration accounting policy.

WOODSIDE

Updated Projection with Pending Projects



MMBoe
140
120
100
80
60
40
20
0
2003
2004
2005
2006
2007
2008
2009
2010
NWSV T1-4
Legendre
Otway
Egret
Sunrise
Prior Market Disclosed
NWSV Oil
Ohanet
Enfield Area
Blacktip
Pending (Tiof,Neptune other)
Laminaria
Mutineer Exeter
Chinguetti
Train 5
Exploration

WOODSIDE

Identified Projects

Project	Maximum project production (100%)	FEED	FID	RFSU	Equity %
Train 4	4.2 mtpa	✓	✓	Mid-2004	16.67
Mutineer-Exeter	100,000 bopd	✓	✓	Mid-2005	8.2
Enfield	100,000 bopd	✓	✓	Q4-2006	60.0
Thylacine-Geographe	60 PJ pa	✓	✓	Mid-2006	51.55
Chinguetti (W Africa)	75,000 bopd	✓	✓	Q1-2006	53.85
Blacktip	40 PJ pa	✓	Q4-2004	2007	53.85
Midway (GoM)	~	Mid-2004	2H-2004	Q1 2005	50.0
Egret	10,000 bopd	Q1 2006	Q4 2006	Mid-2007	33.3
Train 5	4.2 mtpa	Reviewing	Reviewing	Q4-2008	16.67
Sunrise	~	Reviewing	Reviewing	2010	33.44
Neptune (GoM)	Pending	Reviewing	Reviewing	Reviewing	20.0
Tiof (W Africa)	Pending	Reviewing	Reviewing	Reviewing	53.85

Projects located in Australia unless otherwise noted

FEED: Front End Engineering and Design
FID: Final Investment Decision
RFSU: Ready For Start Up

Australian and JPDA Operations



Browse Basin
(Scott Reef / Brecknock)
20.49 Tcf (SFR)
WPL approx 50%*
Blacktip
0.93 Tcf (SFR)
WPL 54%
Laminaria
57 MMbbl Oil
(Proved & Probable)
WPL 45-50%
Kuda Tasi-Jahal
WPL 40%
Sunrise
7.68 Tcf (SFR)
WPL 33.4%
Mutineer-Exeter
~100 MMbbl Oil
(Proved & Probable)
WPL 8.2%
North West Shelf
21.13 Tcf
(Proved & Probable)
WPL approx 20%**
Legendre
12 MMbbl Oil
(Proved & Probable)
WPL 45.9%
Stybarrow-Eskdale
WPL 50%
Enfield-Laverda-Vincent
WA-271-P nearly 300 MMbbl Oil
(Proved & Probable + SFR)
WPL 60%
Otway
(Thylacine / Geographe)
0.87 Tcf
(Proved & Probable)
WPL 51.55%
Assets include:
• North Rankin
• Goodwyn
• Onshore Gas Plant
• Cossack Pioneer
(Wanaea Oil)
• Ocean Legend
(Legendre Oil)
• Northern Endeavour
(Laminaria-Corallina Oil)
DARWIN
WESTERN AUSTRALIA
QUEENSLAND
BRISBANE
NEW SOUTH WALES
SYDNEY
CANBERRA
VICTORIA
MELBOURNE
ADELAIDE
PERTH
TASMANIA
HOBART
Oil
Gas
Current Operating Facilities
Gas Pipelines
Existing
Proposed
JPDA Joint Petroleum Development Area

* Equity varies for different permits
** Equity varies for different products

Gross hydrocarbon volumes are based on 2003 Reserves Statement (18th Feb 2004)

Source: WEL & Australian Gas Association

North West Shelf Gas and Liquids

- Gas into 2nd trunkline (Feb'04) & LNG Ship 9 commenced(Apr'04)
- Train 4 - mid-2004
- LNG growth = Japan, Korea, China? Spot cargoes on opportunity basis
- Need to confirm contracts for Train 5

Woodside ~ 20%* share and Operator





Australia
MUTINEER
EXETER/MUTINEER
EXETER
HERMES
LAMBERT
EGRET
ANGEL
N.RANKIN
MONTAGUE
NRA
COSSACK
WANAEA
GOODWYN
GWA
GALA/
ISHMAEL
ECHO/
YODEL
ECHO/YODEL
DIXON
HAYCOCK
FORESTIER
TALISMAN
LEGENDRE
SAGE
SAFFRON
REINDEER
WANDOO
HAMPTON
CORVUS
Demeter
Survey Area
0
25
kilometres
Datum: WGS84
117°E
Legend:
Woodside Operator
Woodside Participant
Gas Fields
Oil Fields
Prospects
Facilities
Pipelines

- Demeter 3D seismic
- Prospects close to production
- Potential in-fill drilling
- Upside in exploration, production additions, 3rd party oil/gas

* Equity varies for different products

Enfield Area

- Project approved Q1 2004
- Production start-up Q4 2006 (Oct)
- Est'd cost A$1.48billion (100%)
- 40% sold to Mitsui for US$464M. Woodside equity now 60%



FPSO
Enfield Field
Production Manifold
Water Injection Manifold
Gas Injection Wells
LEGEND



- Est'd production ~100,000 bopd
- 5 producers linked to disconnectable FPSO, 6 water & 2 gas injectors
- Samsung cutting FPSO steel 2H 2004
- Upside = tie-backs + new hubs

WOODSIDE

Enfield Area - several production hubs possible


113°45'E
114°E
114°15'E
WA-335-P
WA-322-P
RESOLUTION
1000
500
NOVARA
WA-255-P (2)
(BHPB 50%
WEL 50%)
ESKDALE
WA-329-P
STYBARROW
Panther
Stainton
Nimbus
VINCENT
Cimatti
Parilla
Dragonfly
WA-264-P
Grasmoor
RAVENSWORTH
Triumph
Indian
Knott
WA-155-P (1)
21°30'S
WA-271-P
(WEL 60%)
Tiger
WA-155-P (1)
Bultaco
Cagiva
CROSBY
MACEDON
Falcone lies 30km
WSW of Indian
LAVERDA
SCAFELL
STICKLE
PYRENEES
ENFIELD
TP/9
Legend:
Area of tie-back potential
Oil Fields
Leads / Prospects
Gas Fields
Woodside Permit Interests
0
10
kilometres
Datum: WGS 1984
Marine Park
EP
342 (2)

Thylacine & Geographe gas - Otway Basin

- Project approval achieved Q2 2004
- Production start-up mid-2006
- Est'd cost A$1.1billion (100%)
- Production rate est'd 60PJ pa


70 kilometre pipeline to shore
20 kilometre onshore pipeline
Geographe Subsea tie-back
Thylacine Well Head Platform


VIC/P 37(V)
WEL 62.5%, Origin 37.5%
Geelong
MELBOURNE
Portland
Port Campbell
Inverloch
VIC/P43
VIC/P 43, T/30 P
WEL 51.55%, Origin 29.75%, Benaris 12.7%, CalEnergy 6%
T/34P
T/30P
T/34 P
WEL 51.55%, Origin 29.75%, Benaris 12.7%, CalEnergy 6%
0
200
Legend:
Woodside Permits

- Woodside equity 51.55%
- Construction to start Oct 2004
- Upside = additional discoveries or processing third party gas

Gulf of Mexico Operations



Houston
New Orleans
Midway
Neptune
Gulf of Mexico
0 50 100 150 200 250km

African Operations



Algeria
Libya
Canary Islands
Mauritania
Sierra Leone
Kenya
Proven Province -Operator
Proven Provinces -Non-Operator
Frontier Acreage -Operator
Frontier Acreage -Non-Operator

WOODSIDE

Chinguetti - Mauritania, W Africa

- Project approval achieved Q2 2004
- Production by March 2006
- Phase 1 est'd cost US$600million (100%)
- Production rate est'd 75,000 bopd



Turret Moored FPSO (Notional Configuration Only)
Loading Tanker
Mooring Lines & Anchors (Notional Configuration Only)
Gas Injection Well
Chinguetti Field



- 100% success on Miocene targets
- Hydrocarbon indicators on seismic
- ~20 wells (3-6 exploration, up to 4 Tiof appraisals, 1 Banda appr Chinguetti project wells), sta

WOODSIDE

Tiof - Mauritania, W Africa

Tiof-1

- Gross 49m gas + 39m oil column
- Substantial upside
- Subsequently tested by Tiof West

Tiof West (8km SW)

- Gross 4m gas + 122m oil column
- Confirmed an OWC
- Pressure data indicates oil columns of Tiof-1 and Tiof West-1 are likely to be in communication

- Up to 4 appraisals planned for Tiof in 2H 2004. Potential production schemes & timing depend on appraisal results





BLOCK 6
Tiof
Chinguetti
Banda
0
20
Kilometres

WOODSIDE

Future focus

Increased focus on :-

- Capturing value up-front
- Partnering up
- Reduced cycle times
- Early production
- Building production hubs
- Controlling the production hubs
- Cost control
- Commitment to VALUE growth –
  - emphasis on efficiency & effectiveness

WOODSIDE

Outlook

Deliver top quartile Total Shareholder Return, grow strong ROCE projects, across three horizons, currently in three regional focus areas

- Maximise production, reduce operating costs
- Deliver 2004 production aspiration of 58 MMboe
- Up to seven project approvals for consideration in 2004/early 2005
  - * Enfield, Otway gas, Chinguetti = 3 project approvals so far
  - * Train 5 & Sunrise - seek Asian & North American LNG customers
  - * Blacktip - progress to project approval by year-end
  - * Neptune - development planning. Midway - gas testing
- Aggressive Mauritanian drill program commences Aug' 2004

WOODSIDE

WOODSIDE

1954 2004

Commitment to Growth

Appendices

Management structure


CEO
Don Voelte
Strategic Planning
Business Development
Exploration
Agu Kantsler
Gas & Commercial
David Maxwell
Corporate Finance
Doug Bailey
Human Resources
Ian Fraser
Legal Counsel
David Martin
Corporate Affairs
Gary Gray
COO
Keith Spence
HSES
Development
Projects
Business Services
NWSV
Australia Business
Africa Business
North America Business

WOODSIDE

Australia's Premier Operating E&P Company

- Long-life reserves
- Highly productive reservoirs
- Track record of growing our reserve base

2003 PRODUCTION
58.9 MMboe or ~161,370 boe/d



Domgas
31%
LPG
2%
LNG
20%
Oil
32%
Condensate
15%

2003 PROBABLE RESERVES
1,304 MMboe



Oil
26%
Gas
63%
Condensate
11%

WOODSIDE

Source: Woodside 2003 Annu

Reserves Growth


Gas
Condensate
Oil
RRR %
Proved + Probable reserves (MMboe)
Probable Reserves Replacement Ratio - 3 year Average (%)
1400
1200
1000
800
600
400
500
400
300
200
100
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

2003 Reserves Replacement Ratio =158%, Probable Reserves level, 3yr r

WOODSIDE

Reserves to Production ratio - 2003

- Woodside sits in upper quartile of peer group

Source Data: SEC 10K and 6K Reports, Annual Reports 2003



Ratio in years
16
12
8
4
0
Woodside *
CNOOC
Pioneer
BG Group
Anadarko
Apache
Unocal
Talisman
Murphy
PetroCanada
Marathon
Santos *

* Proved reserves reported on ASX (SPE) basis.
All other companies calculated using proved reserves on SEC basis.

WOODSIDE

Unit Costs/project



Lifting Costs - Gas
A$M
A$/boe
80
60
40
20
4
3
2
1
$73.8
$64.9
1.99
1.61
2002
2003

- Encouraging decrease in gas lifting cost, down 12.1% to $64.9M
- Gas lifting cost per unit of production decreased 19.1% to $1.61/boe



Lifting Costs - Oil
A$M
A$/boe
80
60
40
20
4
3
2
1
$76.5
$67.4
2.83
3.63
2002
2003

- Oil lifting cost decrease of 11.9% to $67.4M was largely due to Laminaria cost savings
- With lower oil volumes, oil lifting cost per unit of production rose by 22% to $3.63/boe

Lifting cost: Woodside share of all operating costs (excludes exchange fluctuation, marketing cost, royalties, excise, insurances) divided by production in barrels of oil equivalent

WOODSIDE

Net Profit Sensitivities

		NPAT (A$M) 2004	NPAT (A$M) 2003
Realised Oil Price	US $1/bbl	23.0	24.0
Exchange Rates ($A/US) [1]	1 cent	12.0	12.0
US Interest Rate [1]	1%	4.0	5.0

Note1: As at Feb 2004. Table does not take into account the higher level of US$ cash on hand due to recent asset sales

WOODSIDE

Oil Price Risk Management

	April 2004 to Jan 2005
Total (Swaps)	
BOE cover (million bbl)	**1.56**
Proportion of sales volume (%)	**2.65%**
Proportion of exposure covered (%)	**5.32%**
Avg. Hedge Price (US$/bbl)	**US$21.35**

Mark to market oil hedge position at 30 April 2004 was negative $A31.5m compared to negative $A42.8m at 30 April 2003. Oil price hedging expires after Jan 2005.

Hedging Policy

To ensure cashflows are sufficient to :-

1) meet financial commitments as and when they fall due
2) maintain the capacity to fund forecast project developments and exploration strategy
3) continue to pay dividends
4) sustain financial ratios which maintain an investment grade credit rating

Capital, Exploration and Investment Expenditure



$AM
1400
1300
1200
1100
1000
900
800
700
600
500
400
300
200
100
0
1997
1998
1999
2000
2001
2002
2003
2004F
76
64
217
216
78
444
32
148
81
135
152
72
243
61
64
67
52
53
278
196
42
30
130
57
114
232
111
33
84
162
38
51
305
34
32
79
238
10
99
248
1103
Exploration
Oil & Gas properties
PPE, E&D
North Africa
West Africa
Legendre
Enfield Area
NWS
Laminaria
Bass Strait
Investments
Other

WOODSIDE

2004 Exploration Plan

Totals	2003 Actual	2004 Planned
Exploration Wells	21	19

Africa	2003 Actual	2004 Planned
Exploration Wells	3	7

Australia	2003 Actual	2004 Planned
Exploration Wells	14	7

GoM Shelf	2003 Actual	2004 Planned
Exploration Wells	3	4

GoM Deepwater	2003 Actual	2004 Planned
Exploration Wells	1	1



Expected Exploration Spend A$ 248M


West Africa
20%
Australia
27%
North Africa
9%
Gulf of Mexico
33%

WOODSIDE

2004 Exploration Drilling

Well Name	Location	Target	Result	%Equity
Midway-1	GoM	Gas	Successful	50
Bounty-2/3	Carnarvon	Oil	Commerciality TBA	8.2
Eskdale-2	Exmouth	Oil	Commerciality TBA	50
Kansas-2A	GoM Deep Water	Oil	Drilling	16.67
Penguin/Polkadot	Browse	Gas		50
1 Well	Carnarvon	Oil		TBA
Knott-1	Exmouth	Oil		50
Indian-1	Exmouth	Oil		60
Falcone-1	Exmouth	Oil		50
5 Wells	Mauritania	Oil		48-54
RERC-1	Algeria	Oil		35
RERW-1	Algeria	Oil		35
3 Wells	GoM Shelf	Gas		50

82-2280

SOUTH EAST ASIA AUSTRALIA OFFSHORE CONFERENCE

Monday, 7 June 2004

WOODSIDE

1954 2004

Commitment to Growth

Woodside: Building a Long-term and Competitive Gas Business

David Maxwell

Gas Business Unit Director, Woodside Energy Ltd.

Woodside's Founders



Rees Withers



Geoff Donaldson

WOODSIDE

Woodside's Historical Profile


COMMERCIAL ACHIEVEMENTS
1954
Woodside
founded
1963
NWS permit granted
1980
WA Domgas contract
1981
Japanese LNG contract
1998
West Africa
1999
Gulf of Mexico (GoM)
2002
- China contract
- T4 contracts
2003
- Libya agreement
- Algeria 1st revenue
- Korean LNG contract
2004
Go ahead for:
- Enfield
- Otway
- Chinguetti
2001
- Legendre, Echo / Yodel production
- Blacktip, Otway, Kuda Tasi, Chinguetti
1999
Laminaria production
1989
1st LNG deliveries to Japan
1984
1st NWS Domgas deliveries
TECHNICAL ACHIEVEMENTS
1971-9
Goodwyn, North Rankin, Sunrise / Troubadour, Scott Reef / Brecknock
1950
1960
1970
1980
1990
2000

2004 Exploration Plan

Totals	2003 Actual	2004 Planned
Exploration Wells	21	19

Africa	2003 Actual	2004 Planned
Exploration Wells	3	7

Australia	2003 Actual	2004 Planned
Exploration Wells	14	7

GoM Shelf	2003 Actual	2004 Planned
Exploration Wells	3	4

GoM Deepwater	2003 Actual	2004 Planned
Exploration Wells	1	1



Expected Exploration Spend


West Africa
20%
Australia
27%
North Africa
9%
International
11%
Gulf of Mexico
33%

WOODSIDE

Australian and JPDA Operations



Browse Basin
(Scott Reef / Brecknock)
20.49 Tcf (SFR)
WPL approx 50%*
Blacktip
0.93 Tcf (SFR)
WPL 54%
Laminaria
57 MMbbl Oil
(Proved & Probable)
WPL 45-50%
Kuda Tasi-Jahal
WPL 40%
Sunrise
7.68 Tcf (SFR)
WPL 33.4%
Mutineer-Exeter
~100 MMbbl Oil
(Proved & Probable)
WPL 8.2%
North West Shelf
21.13 Tcf
(Proved & Probable)
WPL approx 20%**
Legendre
12 MMbbl Oil
(Proved & Probable)
WPL 45.9%
Stybarrow-Eskdale
WPL 50%
Enfield-Laverda-Vincent
WA-271-P nearly 300 MMbbl Oil
(Proved & Probable + SFR)
WPL 60%
Otway
(Thylacine / Geographe)
0.87 Tcf
(Proved & Probable)
WPL 51.55%
Assets include:
• North Rankin
• Goodwyn
• Onshore Gas Plant
• Cossack Pioneer
(Wanaea Oil)
• Ocean Legend
(Legendre Oil)
• Northern Endeavour
(Laminaria-Corallina Oil)
DARWIN
NORTHERN TERRITORY
WESTERN AUSTRALIA
QUEENSLAND
SOUTH AUSTRALIA
NEW SOUTH WALES
VICTORIA
TASMANIA
PERTH
ADELAIDE
BRISBANE
SYDNEY
CANBERRA
MELBOURNE
HOBART
Oil
Gas
Current Operating Facilities
Gas Pipelines
Existing
Proposed
JPDA Joint Petroleum Development Area

Source: WEL & Australian Gas Association

* Equity varies for different permits
** Equity varies for different products

Gross hydrocarbon volumes are based on 2003 Reserves Statement (18th Feb' 2004)

Blacktip & Sunrise Gas Fields



Dili
Timor
Leste
West
Timor
Greater
Sunrise
Woodside Permits
Existing Pipelines
Proposed Pipelines
Gas Fields
Bayu-Undan
Timor Sea
Petrel
Tern
DARWIN
Gove
Katherine
Mataranka
Blacktip
WESTERN
AUSTRALIA
NORTHERN
TERRITORY
0
200
Kilometres

WOODSIDE

Existing & Potential LNG Projects/Markets


Norway
Snohvit
Russia
Murmansk
Egypt ELNG
Damietta LNG
Iran LNG
Abu Dhabi
Adgas
Algerian
LNG
RasGas
Qatargas
Oman LNG
Yemen LNG
E. Guinea
Alba LNG
Angola LNG
Russia
Sakhalin 2
Brunei
Lumut
Malaysia - MLNG
Satu, Dua Tiga
Indonesia
Arun LNG
Indonesia
Donggi
Indonesia
Bontang
Indonesia
Tangguh
Australia - Browse
Greater Sunrise
Australia
North West Shelf
Australia
Gorgon
Australia/E Timor
Bayu-Undan
USA
Kenai LNG
Trinidad
Atlantic LNG
Venezuela
Mariscal Sucre
Venezuela
Deltana LNG
Peru
Camisea LNG
Bolivia
Pacific LNG
Brazil
Sao Paulo LNG
Existing LNG Projects
Probable LNG Projects (or under construction)
Possible LNG Projects

Source: Wood Mackenzie

WOODSIDE

Woodside's Gas Hubs


TIMOR
Timor Sea Hub
DARWIN
Browse Hub
Greater NWS (inc Gorgon) Hub
Existing
Proposed
Other gas hubs
Northern Territory
Queensland
Western Australia
South Australia
BRISBANE
New South Wales
PERTH
ADELAIDE
SYDNEY
CANBERRA
Victoria
LNG export
Otway Hub
HOBART
WOODSIDE

Woodside Operated Projects – future potential [2]

Project	Total CAPEX (100% Project)	Future Production (Billion boe)	Export Income	Jobs (Direct and ongoing)
Blacktip (excludes TTP[3])				
Enfield				
Otway				
Sunrise				
NWS				
Laminaria /Corallina				
All projects combined (bracketed together)	[1]A$26b	8.1	[1]A$150b	~4,300

[1] Nominal
[2] Look forward from end May 2004
[3] Trans Territory Pipeline

WOODSIDE